AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 2009
_______________________
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CROSSTEX ENERGY, L.P.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
OPTIONS TO PURCHASE COMMON UNITS
REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)
_______________________
22765U102
(CUSIP Number of Class of Securities (Underlying Common Units))
_______________________
William W. Davis
Crosstex Energy, L.P.
2501 Cedar Springs
Dallas, Texas 75201
(214) 953-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on behalf of Filing Person)
Copy to:
Douglass M. Rayburn
Baker Botts L.L.P.
2001 Ross Avenue
Dallas, Texas 75201
Telephone: (214) 953-6500
Facsimile: (214) 953-6503

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$209,722	$11.70

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,191,601 common units representing limited partner interests of Crosstex Energy, L.P. having an aggregate value of $209,722 as of May 7, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.
☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.
Form or Registration No.:	Not Applicable.
Filing Party:	Not Applicable.
Date Filed:	Not Applicable.
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1	Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Options to Purchase Common Units for Replacement Options to Purchase Common Units, dated May 13, 2009 (the “Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2	Subject Company Information.
     Name and Address. The name of the issuer is Crosstex Energy, L.P., a Delaware limited partnership (the “Partnership”). The address of its principal executive offices is 2501 Cedar Springs, Dallas, Texas 75201. The Partnership’s telephone number is (214) 953-9500. The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Crosstex Energy, L.P.”) is incorporated herein by reference.
     Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Partnership made to eligible employees to exchange certain eligible options to purchase common units representing limited partner interests (“Common Units”), outstanding under Crosstex Energy GP, LLC’s Amended and Restated Long-Term Incentive Plan (the “Plan”), some of which are currently vested and some of which are unvested, for unvested replacement options to purchase a lesser number of Common Units to be granted under the Plan upon the terms and subject to the conditions set forth in the Offer to Exchange. The eligible options include only the options to purchase Common Units with a per unit exercise price equal to or greater than $10.00. The Plan is considered an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, as amended. As of May 11, 2009, options to purchase 1,191,601 Common Units are eligible for exchange.
     Holders of eligible options that have not previously been cancelled are eligible to participate in the Offer, and to receive replacement options in exchange for eligible options, if such holders are eligible employees of Crosstex Energy GP, LLC, the general partner of Crosstex Energy GP, L.P., the general partner of the Partnership, or one of its affiliates continuously from the date the Offer commences until the date replacement options are granted.
     The number of Common Units subject to each replacement option will be determined based on a three-for-one exchange ratio. Accordingly, subject to the terms and conditions of the Offer, you will receive replacements options to purchase one Common Unit for every three eligible options exchanged pursuant to the Offer. Therefore, if you elect to exchange your eligible options, the number of our Common Units for which your replacement options will be exercisable will be approximately one-third of the total number of Common Units underlying your eligible options prior to the exchange.
     The exercise price of the replacement options will be equal to the greater of (i) $3.00, (ii) 120% of the average closing sales price of our Common Units on the Nasdaq Global Select Market (“Nasdaq”) for the five trading days prior to the date of grant of the replacement options or (iii) the closing sales price of our Common Units on the Nasdaq on the date of grant of the replacement options. If you elect to participate in the exchange, you will receive unvested replacement options to purchase Common Units with respect to your eligible options (some of which may be currently vested). The replacement options will vest over two years, in two equal installments beginning 12 months after the date of grant.
     If you elect to exchange any eligible options with an exercise price equal to $10.00, you must exchange all of your eligible options with an exercise price equal to $10.00. If you elect to exchange any eligible options with an exercise price greater than $10.00, you must exchange all of your eligible options with an exercise price greater than $10.00.
     49,030,584 Common Units were issued and outstanding as of May 1, 2009. Our Common Units are listed on the Nasdaq under the symbol “XTEX.”
     The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Risk Factors,” Section 1 (“Eligibility; Number of Options; Election Deadline”), Section 5 (“Acceptance of Eligible

Options for Exchange and Issuance of Replacement Options”), Section 6 (“Price Range of Common Units Underlying the Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.
     Trading and Market Price. The information set forth in the Offer to Exchange under Section 6 (“Price Range of Common Units Underlying the Options”) is incorporated herein by reference.

ITEM 3	Identity and Background of Filing Person.
     (a) Names and Address. The filing person is the issuer of the eligible options and the replacement options. The information set forth under Item 2(a) above and the information set forth in Section 10 of the Offer to Exchange (“Interests of the General Partner and its Affiliates; Transactions and Arrangements Concerning our Securities”) is incorporated herein by reference.

ITEM 4	Terms of the Transaction.
     (a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Risk Factors,” Section 1 (“Eligibility; Number of Options; Election Deadline”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 7 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 9 (“Information Concerning Crosstex Energy, L.P.”), Section 11 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.
     (b) Purchases. Directors and executive officers of Crosstex Energy GP, LLC, the general partner of the general partner of the Partnership, are not eligible to participate in the Offer. The information set forth in the Offer to Exchange under Section 10 (“Interests of the General Partner and its Affiliates; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

ITEM 5	Past Contracts, Transactions, Negotiations and Agreements.
     Agreements Involving the Subject Partnership’s Securities. The information set forth in the Offer to Exchange under Section 3 (“Procedures for Electing to Exchange Options”), Section 10 (“Interests of the General Partner and its Affiliates; Transactions and Arrangements Concerning Our Securities”) and Section 16 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference. The Plan and related form of option agreement for the eligible options (Exhibits (d)(1) and (d)(2) hereto) contain information regarding the options subject to the Offer.

ITEM 6	Purposes of the Transactions and Plans or Proposals.
     (a) Purposes. This offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
     (b) Use of Securities Required. The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.
     (c) Plans. The information set forth in the Offer to Exchange under Section 16 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

ITEM 7	Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.
     (b) Conditions. The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.
     (c) Borrowed Funds. Not applicable.

ITEM 8	Interest in Securities of Subject Company.
     (a) Securities Ownership. The information set forth in the Offer to Exchange under Section 10 (“Interests of the General Partner and its Affiliates; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The business address and telephone number of each director and executive officer of Crosstex Energy GP, LLC is the address and telephone number of Crosstex Energy, L.P., which is provided in Item 2(a) of this Schedule TO.
     (b) Securities Transactions. The information set forth in the Offer to Exchange under Section 10 (“Interests of the General Partner and its Affiliates; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

ITEM 9	Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. Not applicable.

ITEM 10	Financial Statements.
     Financial Information. The following information is hereby incorporated herein by reference:
•	Item 6, Item 8 and pages F-1 to F-47 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the “Commission”) (File No. 000-50067) on March 2, 2009; and

•	Item 1, pages 3 to 30, of our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the Commission (File No. 000-50067) on May 8, 2009.
     The Annual Report on Form 10-K and Quarterly Report on Form 10-Q can be accessed electronically on the Commission’s website at http://www.sec.gov.
     Also, the information set forth in the Offer to Exchange under Section 9 (“Information Concerning Crosstex Energy, L.P.”) and Section 17 (“Additional Information”) is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.

ITEM 11	Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 10 (“Interests of the General Partner and its Affiliates; Transactions and Arrangements Concerning Our Securities”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Other Material Information. The information set forth in the Offer to Exchange under “Risk Factors” is incorporated herein by reference.

ITEM 12	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Units for Replacement Options to Purchase Common Units, dated May 13, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Withdrawal Form.

(a)(1)(D)	Form of Initial Email Notification to Eligible Optionholders Regarding the Offer to Exchange Eligible Options.

(a)(1)(E)	Form of Cover Letter to Eligible Optionholders Regarding the Offer to Exchange Eligible Options.

(a)(1)(F)	Presentation to Eligible Optionholders Regarding the Offer to Exchange Eligible Options.

(a)(1)(G)	Form of Reminder Email Notification to Eligible Optionholders Regarding the Offer to Exchange Eligible Options.

(a)(1)(H)	Form of Confirmation Email Notification.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not Applicable.

(d)(1)
Crosstex Energy GP, LLC Amended and Restated Long-Term Incentive Plan dated March 17, 2009, filed as Exhibit 10.3 to the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Commission on May 8, 2009, is incorporated herein by reference.

(d)(2)	Form of Option Award Agreement for Replacement Options under the Plan.

(g)	Not Applicable.

(h)	Not Applicable.

ITEM 13	Information Required by Schedule 13e-3.
                    Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CROSSTEX ENERGY, L.P.

	By:	Crosstex Energy GP, L.P., its general partner

	By:	Crosstex Energy GP, LLC, its general partner

	By:	/s/ William W. Davis
William W. Davis
Date: May 13, 2009		Executive Vice President and Chief Financial Officer

EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Units for Replacement Options to Purchase Common Units, dated May 13, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Withdrawal Form.

(a)(1)(D)	Form of Initial Email Notification to Eligible Optionholders Regarding the Offer to Exchange Eligible Options.

(a)(1)(E)	Form of Cover Letter to Eligible Optionholders Regarding the Offer to Exchange Eligible Options.

(a)(1)(F)	Presentation to Eligible Optionholders Regarding the Offer to Exchange Eligible Options.

(a)(1)(G)	Form of Reminder Email Notification to Eligible Optionholders Regarding the Offer to Exchange Eligible Options.

(a)(1)(H)	Form of Confirmation Email Notification.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not Applicable.

(d)(1)
Crosstex Energy GP, LLC Amended and Restated Long-Term Incentive Plan dated March 17, 2009, filed as Exhibit 10.3 to the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Commission on May 8, 2009, is incorporated herein by reference.

(d)(2)	Form of Option Award Agreement for Replacement Options under the Plan.

(g)	Not Applicable.

(h)	Not Applicable.